UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                             April 11, 2019

  Via E-Mail

  Richard J. Grossman
  Skadden, Arps, Slate, Meagher & Flom LLP
  Four Times Square
  New York, New York 10036

          Re:     Navient Corporation
                  PREC14A filed on April 5, 2019
                  File No. 1-36228

  Dear Mr. Grossman:

         The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has conducted a limited review of the filing listed above. We have the following comment. Defined terms used here have the same meaning as in your proxy statement.

         After reviewing any response including any amendment to your filing, we may have additional comments. Please allow time for staff review of amendments and responses.

  General

  1. We note the following statement which appears on pages 14 and 28 of Navient's preliminary proxy statement: "As of the date of filing this preliminary proxy statement, the Board had not made the formal final decision on the slate of directors to be nominated by the Board for election at the Annual Meeting and the composition of such slate of directors is subject to change." Please be aware that if one or more of the Company's nominees change before you have filed a definitive proxy statement, you must file a revised preliminary proxy statement that includes the identities of any new nominee(s) and the information required by Schedule
     14A. See Exchange Act Rule 14a-6. Please confirm your understanding. Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
April 11, 2019
Page 2

       We remind you that the Company is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3263.


                                                          Sincerely,

                                                          /s/ Christina Chalk

                                                          Christina Chalk
                                                          Senior Special
Counsel
                                                          Office of Mergers and
Acquisitions